UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 001-16707

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Prudential Employee Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Prudential Financial, Inc.

751 Broad Street

Newark, New Jersey 07102

Financial Statements and Exhibits

(a)	Financial Statements for the Year Ended December 31, 2017, and Independent Registered Public Accounting Firm’s Report.

(b)	The financial statements required to be filed hereunder appear commencing at page 3 hereof.

(c)	Exhibits

(1)	Exhibit 23.1 — Consent of Independent Registered Public Accounting Firm (following financial statements).

The Prudential Employee Savings Plan

Financial Statements and Supplemental Information

(Modified Cash Basis)

December 31, 2017 and 2016

The Prudential Employee Savings Plan

December 31, 2017 and 2016

Page
Report of Independent Registered Public Accounting Firm	1 - 2

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2017 and December 31, 2016 (Modified Cash Basis)	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017 (Modified Cash Basis)	4

Notes to Financial Statements	5 - 34

Supplemental Information*

Schedule I – Schedule of Assets Held for Investment Purposes	35 - 39

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA are not included as they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of

The Prudential Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of The Prudential Employee Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2017, in conformity with the modified cash basis of accounting described in Note 2.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (the PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

1299 Pennsylvania Avenue NW • Suite 1120 • Washington • District of Columbia 20004 • P 202.803.2335 • F 202.821.1320

Supplemental Information

The accompanying schedule of assets held for investment purposes (modified cash basis) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2014.

Washington, DC

June 12, 2018

The Prudential Employee Savings Plan

Statements of Net Assets Available for Benefits

(Modified Cash Basis)

December 31, 2017 and 2016 (in whole dollars)

	2017	2016
Assets:
Investments at contract value
PESP Fixed Rate Fund (See Note 3)	$3,588,345,462	$3,537,373,941

Investments at fair value
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	519,853,475	433,533,813
Delaware Small Cap Core Equity Fund	245,198,313	222,792,188
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	212,318,396	156,786,443
Prudential Retirement Real Estate Fund	173,347,256	181,207,413
QMA International Developed Markets Index Fund	276,528,436	190,791,922
QMA U.S. Broad Market Index Fund	1,161,204,837	1,107,792,132
Wells Capital International Bond Fund	33,138,572	51,651,861

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	472,500,721	432,497,397
Prudential High Yield Collective Investment Trust	107,263,607	75,100,718
Wellington Trust Co. Diversified Inflation Hedges Fund	93,414,820	—
Wellington Trust Co. International Opportunities Fund	177,004,332	142,418,162

Registered Investment Companies
Prudential Jennison Natural Resources Fund, Class Q	—	40,032,807
Vanguard Emerging Markets Stock Index Fund	87,191,155	64,149,642
Vanguard Intermediate-Term Government Bond Index Fund	23,208,498	25,871,685
Vanguard Short-Term Investment-Grade Fund	4,239,982	3,915,275
Vanguard Small-Cap Index Fund	464,108,277	259,966,891

Master Trust (See Note 12)
Prudential Financial, Inc. Common Stock Fund	50,991,236	94,342,698
Prudential Financial, Inc. Common Stock Fund - Employee Stock Ownership Plan (“ESOP”) (See Note 9)	793,483,047	710,460,795

Prudential IncomeFlex Select
Aggressive Growth Fund	104,077,128	97,215,754
Conservative Growth Fund	18,857,867	17,696,883
Moderate Growth Fund	39,212,945	38,248,659

Prudential IncomeFlex Target Balanced Fund	43,808,635	29,278,413

Total investments at fair value	5,100,951,535	4,375,751,551

Total investments	8,689,296,997	7,913,125,492

Notes receivable for participant loans	49,523,765	48,198,044
Non interest-bearing cash	—	19

Net assets available for benefits	$8,738,820,762	$7,961,323,555

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

(Modified Cash Basis)

For the Year Ended December 31, 2017 (in whole dollars)

Additions to net assets:
Investment income:
Net appreciation in fair value of investments (See Note 4)	$722,888,955
Interest and dividend income	153,357,957
Other income	24

Total investment income	876,246,936

Investment expenses (See Note 6)	—

Net investment income	876,246,936

Interest income on notes receivable from participants	1,691,739

Contributions:
Employer	76,321,320
Employee	200,451,750
Rollovers	52,381,765

Total contributions	329,154,835

Total additions	1,207,093,510

Deductions from net assets:
Benefits paid to participants	429,585,288
Administrative expenses	11,015

Total deductions	429,596,303

Net increase	777,497,207

Net assets available for benefits:
Beginning of year	7,961,323,555

End of year	$8,738,820,762

The accompanying notes are an integral part of these financial statements.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

1.	Description of the Plan

The following description of The Prudential Employee Savings Plan (the “Plan” or “PESP”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan generally covering all United States employees and statutory agents of The Prudential Insurance Company of America (the “Company”) and its participating affiliates. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Participation

Each eligible employee may enroll in PESP at any time, starting on their first day of employment with the Company and its participating affiliates.

Employees who do not affirmatively elect either to participate or to decline participation in PESP within 30 days of hire, are enrolled automatically in PESP until they affirmatively elect otherwise.

Contributions

Employee Contributions. Participants can contribute from 1% to 50% of eligible earnings as defined in the Plan, in any combination of before-tax, Roth 401(k) (after-tax), and/or traditional after-tax contributions. Participants who are enrolled automatically will contribute 4% of eligible earnings on a before-tax basis if hired before January 1, 2017, and on a Roth 401(k) basis if hired on or after January 1, 2017. Rollover contributions are allowed.

Participants may elect to increase, decrease or stop their contributions at any time, subject to the Company’s Personal Securities Trading Policy and Internal Revenue Service (“IRS”) rules.

Roth In-Plan Rollovers. Participants may elect to rollover all or a portion of their vested Plan account that is then available for distribution or in-service withdrawal into Roth (after-tax) funds. Participants are required to pay income taxes on the amount rolled over and, assuming the applicable holding period and distribution requirements are satisfied, the Roth In-Plan Rollover held in the Plan together with subsequent investment earnings will not be subject to Federal income taxes at the time of distribution. Participants are permitted to make up to four (4) separate Roth In-Plan Rollovers in a single plan year.

Roth In-Plan Rollovers, totaling $1,344,167 in 2017, are included in “Rollovers” and “Benefits paid to participants” in the Statement of Changes in Net Assets Available for Benefits.

Company Matching Contributions. The Company matches 100% of before-tax and Roth 401(k) contributions up to a maximum of 4% of eligible earnings. Home Office employees are eligible for Company matching contributions beginning with their first contribution to the Plan. Prudential Advisors Financial Professionals and Financial Professional Associates are required to complete one year of service with the Company prior to becoming eligible for Company matching contributions.

Catch-Up Contributions. Participants age 50 or older who will reach the 401(k) limit for contributions for the year or certain of the Plan’s other limits for contributions, may be eligible to make before-tax and Roth 401(k) catch-up contributions to the Plan during the plan year from eligible earnings. Catch-up contributions are not eligible for Company matching contributions. For 2017, catch-up contributions were limited to $6,000 per participant.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

PESP Company Match True-Up. Effective January 1, 2017, the PESP Company Match True-Up Feature was introduced. The first PESP Company Match True-Up was processed and added to participant accounts in the first quarter of 2017, based on 2016 contributions and earnings. The PESP Company Match True-Up Feature was introduced to ensure that participants receive the maximum company matching contributions for which they are eligible, subject to applicable legal and Plan requirements. Going forward, the PESP Company Match True-Up contribution will be processed during the first quarter of each year, based on prior year contributions and earnings.

Contributions are subject to certain limitations imposed by applicable provisions of the Plan and the Internal Revenue Code of 1986, as amended (“IRC”), including compliance with applicable statutory limits and non-discrimination rules.

Participant Account

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching contributions, and (b) the Plan’s net earnings. Allocations are made pursuant to the terms of the Plan based on the participant’s eligible earnings and account balances. A participant is entitled to the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their before-tax, Roth 401(k), after-tax, and rollover contributions plus earnings thereon. Generally, participants become 100% vested in Company matching contributions upon the completion of three years of vesting service.

Vesting will be accelerated and participants will be 100% vested in the Company’s matching contribution and earnings thereon upon reaching age 65, or as a result of death, or becoming totally disabled while an employee. A participant will be considered totally disabled for purposes of the Plan if he or she is eligible to receive long-term disability benefits under The Prudential Welfare Benefits Plan.

Forfeitures

If a participant terminates employment with the Company prior to full vesting, the non-vested portion of his or her account attributable to the Company matching contributions and earnings thereon is forfeited. If the participant is reemployed within five years from the date of termination, the forfeited amount may be reinstated, subject to certain Plan provisions. During the five-year period, as stated above, the pending forfeiture amounts will continue to be invested in accordance with the participant’s investment directions or the Plan’s default investment provisions, as applicable. Any amounts not reinstated to a participant, after the five-year period, are considered forfeitures that the Plan permits to be used to reduce future Company matching contributions or to pay administrative expenses.

As of December 31, 2017 and 2016, forfeiture amounts invested in the PESP Fixed Rate Fund amounted to $1,247,781 and $1,461,941, respectively. Forfeitures of $1,407,520 were used to reduce the Company’s matching contributions in 2017.

Investment Options

Employee Contributions. Participants may direct their current account balance and future contributions in 1% increments in any of the Plan’s investment options.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Participants who are automatically enrolled and do not direct investment of their accounts will be invested by default into the age-appropriate conservative portfolio mix available under GoalMaker®, a computer asset allocation program available to participants as described below.

Generally, there are no restrictions on the participant’s investment directions; however, participants are subject to the provisions of the PESP Market Timing Policy. Participant investment direction in regard to the Prudential Financial, Inc. Common Stock Fund is subject to the provisions of the Company’s Personal Securities Trading Policy. In addition, participants employed with affiliated service providers may be restricted as to investment directions in connection with certain funds and/or services being provided.

Company Matching Contributions. Starting with the first payroll deduction in 2017, 50% of an eligible employee’s company matching contributions were no longer automatically invested in the Prudential Financial, Inc. Common Stock Fund. Instead, 100% of company matching contributions are invested according to an employee’s investment allocation selection or, if there is no investment allocation on file, to the Plan’s qualified default investment alternative, GoalMaker, Conservative Portfolios.

Generally, there are no restrictions on transferring Company matching contributions from the Prudential Financial, Inc. Common Stock Fund to any of the other investment options under the Plan, except for certain limitations including, but not limited to, the provisions of the Company’s Personal Securities Trading Policy.

The following investment options were available for the 2017 plan year:

PESP Fixed Rate Fund - The goal of the PESP Fixed Rate Fund is to provide preservation of principal and stable competitive interest rates based on current market conditions. The fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically (currently on a quarterly basis) and is announced in advance. The PESP Fixed Rate Fund is offered under a group annuity contract issued by the Company. It is subject to the credit risk of the Company.

Custom Plan Investments

Alliance Bernstein Core Opportunities Fund - This separate account seeks to generate capital appreciation through superior stock selection which is a process rooted in research insight and portfolio manager skill. The portfolio is constructed of approximately sixty investments where the portfolio manager believes there is a significant discount between a company’s stock price and intrinsic economic value. The focus is on highly profitable businesses with strong fundamental prospects and above average capital flexibility. The separate account is offered by the Company and is advised by Alliance Bernstein L.P.

Delaware Small Cap Core Equity Fund - This separate account seeks long-term capital appreciation. The strategy invests in stocks of small companies believed to have a combination of attractive valuations, growth prospects, and strong cash flows. The separate account is offered by the Company and is advised by Delaware Investment Advisers.

Insurance Company Separate Accounts

Core Bond Enhanced Index/PGIM Fund - This separate account seeks to achieve performance results similar to the Barclays Capital U.S. Aggregate Bond Index. This fund invests primarily in corporate and government bonds. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc., also an affiliate of the Company.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Prudential Retirement Real Estate Fund - This separate account seeks to meet or exceed a customized real estate and real estate securities benchmark return after fees and expenses. This fund of funds invests primarily in existing private real estate funds, publicly traded real estate securities, including Real Estate Investment Trust securities, and other real estate related investments. The manager seeks to provide maximum exposure to private real estate funds, while seeking to maintain liquidity for the purpose of meeting withdrawal requests through a combination of cash and cash equivalents, as well as investments in marketable real estate securities. The fund may, to the extent available in the market on reasonable terms, obtain a line of credit. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by PGIM, Inc., also an affiliate of the Company.

QMA International Developed Markets Index Fund - This separate account seeks to provide investment results that track the Morgan Stanley Capital International Europe, Australasia, and Far East Index. The fund will not hold actively managed stock positions as it does not attempt to outperform the market. The separate account is offered under a group annuity contract issued by the Company and is advised by Quantitative Management Associates, LLC, an affiliate of the Company.

QMA U.S. Broad Market Index Fund - This separate account seeks to provide long-term growth of capital and investment results that approximate the performance of the Standard & Poor’s Composite 1500 Index. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Quantitative Management Associates, LLC, also an affiliate of the Company.

Wells Capital International Bond Fund - This separate account seeks to provide total return, consisting of a high level of current income and capital appreciation by investing principally in investment-grade securities of government, agency or corporate issuers worldwide, denominated in various currencies. The separate account is offered under a group annuity contract issued by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, and is advised by Wells Capital Management.

Common/Collective Trusts

Jennison Opportunistic Equity Fund CIT - This collective trust seeks long-term growth of capital. It is a multi-cap catalyst driven based investment style utilizing a fundamental bottom-up approach. It focuses on finding companies that are either undergoing a positive change in fundamentals or delivering good forward growth characteristics for which expectations are not fully reflected or appreciated by the market. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Prudential High Yield Collective Investment Trust - This collective trust seeks to outperform the Barclays U.S. High-Yield Ba/B 1% Issuer Capped Bond Index by 150 basis points over a full market cycle. This fund uses a highly diversified, research-driven strategy targeting an excess return over the Bond Index. The strategy emphasizes the higher quality segment of the high yield market (BB and B-rated corporate bonds) with heavy emphasis on default avoidance. The collective trust is offered by the Prudential Trust Company, an affiliate of the Company.

Wellington Trust Co. Diversified Inflation Hedges Fund - Effective as of June 21, 2017. This collective trust seeks to provide strong relative performance versus broad equity and fixed income markets for investors during periods of rising inflation. The fund is designed to provide diversified exposure to a traditional equity and fixed income portfolio, that is, a typical portfolio comprised of assets that are not highly inflation-sensitive. The fund seeks to accomplish its objective by providing exposure to assets that have a high sensitivity to inflation, including inflation-sensitive stocks, commodities and bonds. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II. Account balances remaining in the eliminated investment option Prudential Jennison Natural Resources Fund, Class Q were transferred to this fund.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Wellington Trust Co. International Opportunities Fund - This collective trust seeks to provide long-term total return in excess of the Morgan Stanley Capital International All Country World Index Ex-US. This fund invests in international large to mid-cap companies, with returns on capital underestimated by the market either on a value or a growth basis, with a split between 45% to 55% at any time. A cash position up to 10% may also be held. The collective trust is offered by the Wellington Trust Company, NA Multiple Collective Investment Funds Trust II.

Registered Investment Companies

Prudential Jennison Natural Resources Fund, Class Q - This mutual fund seeks long-term growth of capital. This fund generally invests at least 80% of assets in equity securities of natural resource companies and in asset-based securities, the values of which are related to natural resources. Natural resource companies are U.S. and foreign companies that own, explore, mine, process or otherwise develop, or provide goods and services with respect to natural resources. The principal type of equity and equity-related security in which the fund invests is common stock. The fund is non-diversified. The mutual fund is advised by PGIM, Inc., and Jennison Associates, LLC serves as a sub-advisor; both are affiliates of the Company. The ticker symbol for this fund is PJNQX. This investment option was eliminated effective as of June 20, 2017. Account balances remaining in this fund were transferred to the investment option Wellington Trust Co. Diversified Inflation Hedges Fund.

Vanguard Emerging Markets Stock Index Fund - This mutual fund seeks to track the performance of a benchmark index that measures the investment return of stocks issued by companies located in emerging market countries. The fund employs an indexing investment approach designed to track the performance of the Financial Times Stock Exchange Emerging Markets All Cap China A Transition Index, an interim index that will gradually increase exposure to small-capitalization stocks and China A-shares while proportionately reducing exposure to other stocks based on their weightings in the index. The index is a market-capitalization-weighted index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VEMIX.

Vanguard Intermediate-Term Government Bond Index Fund - This mutual fund seeks to track the performance of a market-weighted government bond index with an intermediate-term dollar-weighted average maturity. The index includes fixed income securities issued by the U.S. Treasury and U.S. government agencies and instrumentalities, as well as corporate or dollar-denominated foreign debt guaranteed by the U.S. government, with maturities between three and ten years. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VIIGX.

Vanguard Short-Term Investment-Grade Fund - This mutual fund seeks to provide current income while maintaining limited price volatility. The fund invests in a variety of high-quality and, to a lesser extent, medium-quality, fixed income securities, at least 80% of which will be short-term and intermediate-term investment-grade securities. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VFSUX.

Vanguard Small-Cap Index Fund - This mutual fund seeks to track the performance of a benchmark index that measures the investment return of small-capitalization stocks. The fund employs an indexing investment approach designed to track the performance of the Center for Research in Security Prices U.S. Small Cap

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Index, a broadly diversified index of stocks of small U.S. companies. The advisor attempts to replicate the target index by investing all of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index. The mutual fund is advised by Vanguard Group Inc. The ticker symbol for this fund is VSCPX.

Master Trust

Prudential Financial, Inc. Common Stock Fund - This master trust invests in Prudential Financial, Inc. (“PFI”) common stock with a small portion invested in money market shares or other investments expected to be liquid. This fund’s goal is to approximate the returns of a direct investment in shares of PFI common stock in a fund that also seeks to provide modest liquidity. Values for fund units are not identical to the current values of shares of PFI common stock. This fund has an ESOP and non-ESOP portion (see Note 9).

Prudential IncomeFlex Select

Prudential IncomeFlex Select provides a guaranteed income for life without requiring an irrevocable election to receive PESP benefit payments as an annuity. Prudential IncomeFlex Select is designed to help invest the participant’s PESP accounts to provide future retirement income that is guaranteed for their lifetime. This investment option is only available to participants age 50 or older. Participants could choose to invest their money in one or more of the three Prudential IncomeFlex Select separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth), which are described in more detail below. Effective December 31, 2013, Prudential IncomeFlex Select was closed to new participants and to new contributions, loan repayments and transfers. The three Prudential IncomeFlex Select separate accounts (Aggressive Growth, Conservative Growth, and Moderate Growth) are offered by the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company, which also serves as the manager of these three separate accounts.

Aggressive Growth Fund - The Prudential IncomeFlex Select Aggressive Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 70% stock (56% U.S. stocks and 14% international stocks) and 30% bonds. Each portfolio is rebalanced daily.

Conservative Growth Fund - The Prudential IncomeFlex Select Conservative Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 35% stock (28% U.S. stocks and 7% international stocks) and 65% bonds. Each portfolio is rebalanced daily.

Moderate Growth Fund - The Prudential IncomeFlex Select Moderate Growth Fund invests in a fixed asset allocation of underlying funds that are separate accounts available under group variable annuity contracts issued by the Company and the Prudential Retirement Insurance and Annuity Company, an affiliate of the Company. The asset class mix for this fund is 55% stock (44% U.S. stocks and 11% international stocks) and 45% bonds. Each portfolio is rebalanced daily.

Prudential IncomeFlex Target Balanced Fund

Prudential IncomeFlex Target is a product that provides certain guarantees on retirement income. The investment option under Prudential IncomeFlex Target is the Prudential IncomeFlex Target Balanced Fund, which invests in a mix of the index funds currently offered in PESP. The index funds invest in bonds (40%),

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

U.S. stocks (45%), and international stocks (15%) and are rebalanced daily. Unlike a target date fund, the Prudential IncomeFlex Target does not reduce exposure to the stock market as participants get older. In exchange for a guarantee fee of 0.95%, Prudential IncomeFlex Target provides guaranteed lifetime income, potential for income and asset growth, downside market protection for retirement income, and flexible access to market value. The guaranteed fee is applied only to those dollars invested in Prudential IncomeFlex Target. Prudential IncomeFlex Target does not guarantee market value, which will fluctuate with market volatility. The underlying index funds are separate accounts available under group variable annuity contracts issued by the Company and by Prudential Retirement Insurance and Annuity Company, an affiliate of the Company.

As of December 31, 2017, the asset allocation by the Plan’s investment options under the Prudential IncomeFlex Select and Prudential IncomeFlex Target are shown in the following chart:

	Prudential IncomeFlex Select			Prudential
				IncomeFlex
	Aggressive	Conservative	Moderate	Target Balanced
	Fund	Fund	Fund	Fund

Large Cap Stocks
QMA U.S. Broad Market Index Fund	56%	28%	44%	45%

International Stocks
QMA International Developed Markets Index	14%	7%	11%	15%

Bonds
Core Bond Enhanced Index/PGIM Fund	30%	65%	45%	40%

GoalMaker®

GoalMaker® is a computer asset allocation program available to participants. It establishes 12 portfolios, each invested in a different asset allocation mix. Participants select a portfolio based on their completion of an investment risk profile and estimated time to retirement; defaulting participants are assigned to the conservative portfolio applicable to their current age, assuming retirement at age 65. GoalMaker® provides automatic rebalancing of investments once per quarter.

Payment of Benefits

When employment with the Company and its affiliates ends, if the value of a vested participant’s account is in excess of $5,000, the participant may elect to (a) receive a lump sum distribution equal to the value of the participant’s vested interest in his or her account, (b) receive an annuity from the Company in the amount that can be purchased with the vested value in his or her account, (c) receive a combination of a single payment for less than the total vested value of his or her account plus an annuity, (d) receive partial distributions (no more than five withdrawals per Plan year, and the amount of any such withdrawal must equal at least $300), or (e) delay taking a distribution of the vested value of his or her account until it is required by law. If the value of a terminated vested participant’s account is $5,000 or less, the participant may not defer distribution of his or her account.

Actively employed participants can make in-service withdrawals from PESP. The amount available for in-service withdrawals includes amounts credited to a participant’s After-Tax Contributions Account, Rollover Contributions Account, and pre-2001 Company Matching Contributions Account. Participants who have attained age 59 1⁄2 can also withdraw amounts from their Before-Tax Contributions Account, Roth 401(k) Contributions Account and Roth In-Plan Rollover Contributions Account. Participants can make up to five withdrawals each calendar year, and the withdrawals are subject to a 10% Federal early distribution tax for participants less than 59 1⁄2 years of age, in addition to the regular income tax that applies, except for After-Tax Contribution amounts. Other penalties may apply to Roth 401(k) and Roth In-Plan Rollover amounts if the withdrawals are not qualified distributions.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

When funds are not available from an in-service withdrawal or when a loan will create a hardship, participants may apply for a hardship withdrawal without first taking a loan. To qualify for a hardship withdrawal under the Plan, participants must demonstrate that they need the money to meet an immediate and heavy financial need for which they have no other resources available to them.

Participant Loans

Participants may take loans from their Before-Tax Contributions Account and/or Rollover Contributions Account.

Loans may range from a minimum of $500 up to a maximum equal to the lesser of:

a)	$50,000 reduced by the participant’s highest outstanding loan balance during the preceding twelve months in the Plan, or

b)	50% of their entire vested Plan account, or

c)	100% of the value of the sum of the balance, if any, of the participant’s Before-Tax Contribution Account and Rollover Contributions Account.

The $50,000 maximum takes into account all loans to the participant from any Plan maintained by the Company or an affiliate of the Company.

Only one loan is permitted to be outstanding at any time. The loan repayment period may range from one to five years. Currently, the interest rate applicable to the loan is the prime rate as of the fifteenth business day of March, June, September or December and is effective for loans initiated during the following quarter.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles in the United States of America (“U.S. GAAP”). The modified cash basis of accounting is a cash receipt and disbursement method of accounting unlike U.S. GAAP where information is reported on an accrual basis. However, under the modified basis of accounting investments are stated at fair value, which is consistent with U.S. GAAP.

Use of Estimates

The preparation of financial statements in conformity with a modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Investment Valuation

The Plan’s investments are stated at fair value (see Note 5 for more information on fair value measurements), except for its investment contract (the “PESP Fixed Rate Fund”), which is valued at contract value (see Note 3).

The fair value of the following is based on quoted redemption values:

- Participation units owned by the Plan in custom plan investments

- Participation units owned by the Plan in insurance company separate accounts

- Participation units owned by the Plan in common/collective trusts

- Shares owned by the Plan in registered investment companies

- Participation units owned by the Plan in the master trust

Purchases

Purchases of the following are recorded on a trade-date basis:

- Units of participation in custom plan investments

- Units of participation in insurance company separate accounts

- Units of participation in common/collective trusts

- Shares in registered investment companies

- Units of participation in the master trust

Income Recognition

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/ (depreciation) in the fair value of its investments, which consists of the realized gains or losses and unrealized appreciation/(depreciation) on those investments.

Interest, dividend and other income is recorded when received.

Sales of the following are recorded on a trade-date basis:

- Units of participation in custom plan investments

- Units of participation in insurance company separate accounts

- Units of participation in common/collective trusts

- Shares in registered investment companies

- Units of participation in the master trust

Payment of Benefits

Benefits are recorded when paid.

Participant Loans

Participant loans are funded directly from the participant’s account balance. Repayments of principal and interest related to the loan are credited to the participant’s account on a pro-rata basis based on their selected investment options. The carrying value is cost, which approximates fair value.

Recently Issued Accounting Pronouncements - Not Yet Adopted

Changes to U.S. GAAP are established by the Financial Accounting Standards Board (“FASB”) in the form of Accounting Standards Update (“ASU”) to the FASB Accounting Standards Codification (“ASC”).

The Plan considers the applicability and impact of all ASU. ASU listed below include those that have been issued but not yet adopted as of the date of this filing. ASU not listed below were assessed and determined to be either not applicable or not material.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

In February 2017, the FASB issued ASU No. 2017-06, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), Employee Benefit Plan Master Trust Reporting. ASU No. 2017-06 clarifies the presentation requirements for a Plan’s interest in a master trust and requires more detailed disclosures of the Plan’s interest in the master trust. ASU No. 2017-06 also eliminates redundant investment disclosures relating to 401(h) account assets. ASU No. 2017-06 is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. ASU No. 2017-06 should be applied retrospectively to each period for which financial statements are presented.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. ASU No. 2016-01 requires equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. ASU No. 2016-01 also requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes. ASU No. 2016-01 is effective for employee benefit plans for fiscal years beginning after December 15, 2018.

Management is currently evaluating the implications of ASU No. 2017-06 and ASU No. 2016-01 and does not expect the implementation to have a material effect on the Plan’s financial statements.

3.	Investment Contract with Insurance Company

The financial statement presentation and disclosure of the PESP Fixed Rate Fund (the “Fund”) complies with the FASB ASC 946 Financial Services - Investment Companies on the fair value reporting of fully benefit-responsive investment contracts as of December 31, 2017 and 2016.

The Fund is a fully benefit-responsive investment contract and is valued at contract value. Accordingly, the contract meets all of the following criteria:

a.	The investment contract is effected directly between the Fund and the issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the issuer.

b.	The contract issuer is obligated to (i) repay principal and interest, or (ii) provide prospective crediting rate adjustments with assurance the crediting rate will not be less than zero.

c.	The terms of the contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.	An event that limits the ability of the Fund to transact at contract value with the issuer (for example, premature termination of the contracts by the Fund, plant closings, layoffs, Plan termination, bankruptcy, mergers, and early retirement incentives), and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The Fund represents the fixed dollar account under an unallocated group annuity contract. Contract value is based upon contributions made under the contract, plus interest credited, and less participant withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Fund credits interest on an annual effective rate basis. The interest crediting rate is reset periodically; currently, the reset occurs once each calendar quarter. The annual effective interest crediting rate for 2017 was 3.50%. The minimum crediting rate is 3.50%. Effective July 1, 2016, the crediting rate is based on a contract formula utilizing a number of factors. One of those factors includes a reference to the performance of a hypothetical investment portfolio consisting of public debt, private placement debt, and mortgage loans, net of a notional expense ratio of 0.23%. The resulting interest crediting rate is subject to the current contractual minimum crediting rate of 3.50%. Key factors that could influence future interest crediting rates are changes in interest rates, and default or credit failures of the reference portfolio.

There is no event that limits the ability of the Plan to transact at contract value with the issuer. There are also no events and circumstances that would allow the issuer to terminate the fully benefit-responsive investment contract with the Plan and settle at an amount different from contract value.

4.	Investments

The information regarding the Plan’s investments included in the Plan’s financial statements and schedules was prepared based on the information furnished to the Plan Administrator by the Company and Prudential Trust Company (the “Trustee”). The Plan Administrator has obtained certifications from the Company and the Trustee that such furnished information is complete and accurate in accordance with 29 CFR 2520.103-5 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

During 2017, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $722,888,955 as follows:

Year Ended
December 31, 2017
Net Appreciation/(Depreciation) in Fair Value of Investments
Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	$107,191,351
Delaware Small Cap Core Equity Fund	31,935,328

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	5,891,578
Prudential Retirement Real Estate Fund	13,575,270
QMA International Developed Markets Index Fund	50,995,612
QMA U.S. Broad Market Index Fund	216,181,466
Wells Capital International Bond Fund	4,960,635

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	66,678,103
Prudential High Yield Collective Investment Trust	6,086,426
Wellington Trust Co. Diversified Inflation Hedges Fund	11,482,701
Wellington Trust Co. International Opportunities Fund	35,411,621

Registered Investment Companies
Prudential Jennison Natural Resources Fund, Class Q	(5,371,441)
Vanguard Emerging Markets Stock Index Fund	18,162,895
Vanguard Intermediate-Term Government Bond Index Fund	143
Vanguard Short-Term Investment-Grade Fund	(4,269)
Vanguard Small-Cap Index Fund	52,483,280

Master Trust (See Note 12)
Prudential Financial, Inc. Common Stock Fund	82,429,267

Prudential IncomeFlex Select
Aggressive Growth Fund	14,243,563
Conservative Growth Fund	1,518,226
Moderate Growth Fund	4,530,072

Prudential IncomeFlex Target Balanced Fund	4,507,128

Net appreciation in fair value of investments	$722,888,955

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The investment options bear expenses related to investment management and other fees. The above appreciation on investments reflects these expenses. The annual gross expense ratio as a percentage of net assets attributable to each investment option as of December 31, 2017 was as follows:

Gross Expense Ratio
PESP Fixed Rate Fund	0.00%*

Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	0.32%
Delaware Small Cap Core Equity Fund	0.50%

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	0.14%
Prudential Retirement Real Estate Fund	0.80%
QMA International Developed Markets Index Fund	0.10%
QMA U.S. Broad Market Index Fund	0.03%
Wells Capital International Bond Fund	0.36%

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	0.38%
Prudential High Yield Collective Investment Trust	0.32%
Wellington Trust Co. Diversified Inflation Hedges Fund	0.79%
Wellington Trust Co. International Opportunities Fund	0.64%

Registered Investment Companies
Vanguard Emerging Markets Stock Index Fund	0.11%
Vanguard Intermediate-Term Government Bond Index Fund	0.05%
Vanguard Short-Term Investment-Grade Fund	0.10%
Vanguard Small-Cap Index Fund	0.04%

Master Trust
Prudential Financial, Inc. Common Stock Fund	0.00%

Prudential IncomeFlex Select
Aggressive Growth Fund	0.93%
with Spouse Coverage	1.43%
Conservative Growth Fund	0.96%
with Spouse Coverage	1.46%
Moderate Growth Fund	0.94%
with Spouse Coverage	1.44%
Prudential IncomeFlex Target Balanced Fund	1.04%

*	See Note 3 for the potential for an expense ratio greater than 0.00%.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

5.	Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

FASB ASC 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. This framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (“Level 1” measurements), the next priority to quoted values based on observable inputs (“Level 2” measurements), and the lowest priority to unobservable inputs (“Level 3” measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access. For example, stocks listed on a recognized exchange or listed mutual funds.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Custom Plan Investments - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments.

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Insurance Company Separate Accounts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

Real estate: Values are determined through an independent appraisal process. The estimate of fair value is based on three approaches: (1) current cost of reproducing the property less deterioration and functional/ economic obsolescence; (2) discounting a series of income streams and reversion at a specific yield or by directly capitalizing an income estimate by an appropriate factor; and (3) value indicated by recent sales of comparable properties in the market. Each approach requires the exercise of subjective judgment.

Significant increases/(decreases) in any unobservable inputs used in the fair value measurement of real estate would result in a significantly different fair value measurement. Generally, a change in the assumption used for reproducing the property, income streams, or the value of recent sales of comparable properties is accompanied by a directionally similar change in fair value, while changes in the discounting assumption are accompanied by a directionally opposite change in fair value.

Common/Collective Trusts - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. As the sponsor of the trusts, the Trustee specifies to the fund accountants the source(s) to use for underlying investment asset prices. The fund accountant values the fund using the protocol the Trustee has issued. The underlying investments are valued as follows:

Equity securities (stock): Securities are priced at the closing price reported on the active market on which individual securities are traded.

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

Registered Investment Companies - Valued at the net asset value (“NAV”) of shares held at year end.

Master Trust - Valued at the closing price reported on the active market on which individual securities are traded.

Prudential IncomeFlex Select and Prudential IncomeFlex Target - Plan assets are represented by a “unit of account” and a per unit value whose value is the result of the accumulated values of underlying investments. The underlying investments are valued in the following ways:

Equity securities (stock): Valued at the closing price reported on the active market on which individual securities are traded.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Bonds: Securities are priced by industry standard vendors, such as Interactive Data Corporation, using inputs such as benchmark yields, reported trades, broker/dealer quotes, and issuer spreads. The pricing vendor also monitors market indices and industry and economic events, including credit rating agency actions. Prices are reviewed to ensure comfort and can be challenged with the vendor and/or overridden if the advisor believes that a different price would be more reflective of fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Plan investments may be redeemed by the participant or by the Plan. Participants redeem investments when they elect to receive a withdrawal, make a transfer to another investment, or take a loan. The Plan redeems investments when the fiduciaries determine that an investment will no longer be offered as a Plan investment. The following is a high-level summary of the terms and conditions related to the redemption of Plan investments as of a certain date. For more recent and detailed information on the terms and conditions under which participants may redeem investments, please see the relevant Plan and investment documentation (e.g., prospectus) for each investment.

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan
PESP Fixed Rate Fund (Only contractual values are payable)	Immediate except transfers to a competing fund which require 90 day notice.	6 months notice.	None	Installment payments over 5 years with interest credit.

Custom Plan Investments
Alliance Bernstein Core Opportunities Fund	Immediate	30 days prior written notice.	None	None

Delaware Small Cap Core Equity Fund	Immediate; redemption requests received in good order, on a business day and before the close of the NYSE will be executed same day.	30 days prior written notice.	None	None

*	For participants, notice periods and other conditions may be waived except for the PESP Fixed Rate Fund. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Prudential Retirement Real Estate Fund	Immediate	Immediate, termination date set at first of month following notice.	May delay up to 12 months, if negative impact on other investors. May also delay for exchange closures, SEC restriction, or financial emergency.

QMA International Developed Markets Index Fund	Immediate	60 days written notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

QMA U.S. Broad Market Index Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Wells Capital International Bond Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Common/Collective Trusts
Jennison Opportunistic Equity Fund CIT	Immediate	Immediate	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund. May delay withdrawals when (i) any market or stock exchange is closed or dealings therein are restricted or suspended; (ii) an emergency exists; (iii) for any reason the prices or values of any investments cannot be promptly or accurately ascertained; (iv) transfer cannot be affected at normal rates of exchange.

Prudential High Yield Collective Investment Trust	Immediate	Ten-day notice period may be imposed on withdrawals.	Withdrawals may be limited to the greater of $2 million or 5% of the value of the assets in the Fund.

Wellington Trust Co. Diversified Inflation Hedges Fund	Written notice, honored same day if before 4 PM, otherwise next business day.	30 days written notice.	Right to require longer notice period or delay payment if market disruption or other circumstances warrant such action.

Wellington Trust Co. International Opportunities Fund	Written notice, honored same day if before 4 PM, otherwise next business day.	30 days written notice.	Right to require longer notice period or delay payment if market disruption or other circumstances warrant such action.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Registered Investment Companies
Prudential Jennison Natural Resources Fund, Class Q	Written notice, honored same day if before 4 PM, otherwise next business day.		May delay for exchange closures, SEC or other trading restrictions.

Vanguard Emerging Markets Stock Index Fund	Immediate. If the redemption is received before 4 PM on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Intermediate-Term Government Bond Index Fund	Immediate. If the redemption is received before 4 PM on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Short-Term Investment-Grade Fund	Immediate. If the redemption is received before 4 PM on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Vanguard Small-Cap Index Fund	Immediate. If the redemption is received before 4 PM on a business day, it will be honored the same day.		May delay or suspend beyond 7 days during any period that (1) the Exchange is closed or trading is restricted; (2) under certain circumstances when an emergency exists, as defined by the SEC or (3) for such other periods as the SEC may permit.

Master Trust

Prudential Financial, Inc. Common Stock Fund	Immediate		None	If insufficient cash, may seek direction from Plan.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Redemption
	Terms		Conditions
	Participant *	Plan	Participant *	Plan

Prudential IncomeFlex Select
Aggressive Growth Fund Conservative Growth Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

Moderate Growth Fund

Prudential IncomeFlex Target
Balanced Fund	Immediate	Immediate, termination date set at first of month following notice.	Under severe adverse economic conditions, delay up to 6 months.	90 days after receipt of all required documents. Under severe adverse economic conditions, delay up to 6 months.

*	For participants, notice periods and other conditions may be waived. Please see the relevant Plan and investment documentation (e.g., prospectus) or contact the Plan recordkeeper for more information.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments carried at fair value as of December 31, 2017 and 2016:

	Investments at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$—	$765,051,788	$—	$765,051,788
Insurance Company Separate Accounts	—	1,683,190,241	173,347,256	1,856,537,497
Common/Collective Trusts	—	850,183,480	—	850,183,480
Registered Investment Companies	578,747,912	—	—	578,747,912
Master Trust	—	844,474,283	—	844,474,283
Prudential IncomeFlex	—	205,956,575	—	205,956,575

Total investments at fair value	$578,747,912	$4,348,856,367	$173,347,256	$5,100,951,535

Investments at contract value PESP Fixed Rate Fund (See Note 3)				3,588,345,462

Total investments				$8,689,296,997

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Custom Plan Investments	$—	$656,326,001	$—	$656,326,001
Insurance Company Separate Accounts	—	1,507,022,358	181,207,413	1,688,229,771
Common/Collective Trust	—	650,016,277	—	650,016,277
Registered Investment Companies	393,936,300	—	—	393,936,300
Master Trust	—	804,803,493	—	804,803,493
Prudential IncomeFlex	—	182,439,709	—	182,439,709

Total investments at fair value	$393,936,300	$3,800,607,838	$181,207,413	$4,375,751,551

Investments at contract value PESP Fixed Rate Fund (See Note 3)				3,537,373,941

Total investments				$7,913,125,492

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2017:

Insurance Company Separate Accounts
Additions to net assets
Investment income:
Net appreciation in fair value of investments *	$13,575,270
Interest and dividend income	—

Total investment income	13,575,270

Investment expenses (See Note 6)	—

Net investment income	13,575,270

Contributions:
Employer	3,912,713
Employee	9,379,777
Rollover	1,740,240

Total contributions	15,032,730

Total additions	28,608,000

Net transfers (to) from other investment options	(28,347,358)

Deductions from net assets
Benefits paid to participants	8,120,412
Administrative expenses	387

Total deductions	8,120,799

Net decrease	(7,860,157)

Net assets at fair value
Beginning of year	181,207,413

End of year	$173,347,256

* Actual return on assets:
Relating to assets still held at the reporting date	$8,968,909
Relating to assets sold during the reporting period	$4,606,361

During the year ended December 31, 2017, there were no transfers between levels.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

Quantitative Information about Significant Unobservable Inputs Used in Level 3 Fair Value Measurements

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, and the significant unobservable inputs and the ranges of values for those inputs:

As of December 31, 2017
Instrument	Fair Value	Valuation Technique	Inputs	Minimum		Maximum	Weighted Average
Prudential Retirement Real Estate Fund	$173,347,256	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 5.75%	-	Discount rate: 7.75%	Discount rate: 6.94%
				Capitalization rate: 4.50%	-	Capitalization rate: 7.00%	Capitalization rate: 5.79%
Value of recent sales of comparable properties

As of December 31, 2016
Instrument	Fair Value	Valuation Technique	Inputs	Minimum		Maximum	Weighted Average
Prudential Retirement Real Estate Fund	$181,207,413	Independent Appraisal Process	Current cost of reproducing less deterioration
			Discounted income streams or estimate of capitalization multiplied by factor	Discount rate: 5.75%	-	Discount rate: 15.00%	Discount rate: 7.61%
				Capitalization rate: 4.25%	-	Capitalization rate: 9.00%	Capitalization rate: 6.22%
Value of recent sales of comparable properties

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

6.	Related Party Transactions

The Company (or an affiliate of the Company) acts as the investment manager for each of the investment options currently offered by the Plan, except for:

Alliance Bernstein Core Opportunities Fund	Vanguard Emerging Markets Stock Index Fund
Delaware Small Cap Core Equity Fund	Vanguard Intermediate-Term Government Bond Index Fund
Wells Capital International Bond Fund	Vanguard Short-Term Investment-Grade Fund
Wellington Trust Co. Diversified Inflation Hedges Fund	Vanguard Small-Cap Index Fund
Wellington Trust Co. International Opportunities Fund

Prior to 2017, on a quarterly basis, certain revenue sharing payments (e.g., 12b-1 fees, etc.) received by an affiliate of the Company from certain of the Plan’s investment options were deposited into a dedicated account in the Plan, known as the “ERISA Budget Account”. Revenue sharing payments were reported as “Other income” in the Statement of Changes in Net Assets Available for Benefits. Amounts deposited in the ERISA Budget Account were used to pay ongoing administrative expenses of the Plan in accordance with ERISA and guidance issued by the U.S. Department of Labor (“DOL Guidance”). The funding of this account ceased in 2016.

The administrative expenses shown in the Statement of Changes in Net Assets Available for Benefits were direct expenses (as defined in the DOL Guidance) paid by the Plan. Most of these expenses were paid to the Company’s affiliate for recordkeeping services.

The Company also paid certain expenses of the Plan. Some of these expenses were paid to the Company (or an affiliate of the Company). Such expenses are not reflected in the Plan’s financial statements.

The Company paid administrative fees for trustee services in the amount of $5,000 for the year ended December 31, 2017, which are not reflected in the Plan’s financial statements.

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets per the financial statements to Form 5500 at December 31, 2017:

Net assets available for benefits per the financial statements	$8,738,820,762
Less: Notes receivable for participant loans per the financial statements	(49,523,765)
Add: Notes receivable for participant loans per Form 5500	48,771,160

Net assets per Form 5500	$8,738,068,157

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following is a reconciliation of participant loans and benefit payments per the financial statements to Form 5500:

	December 31,
	2017	2016
Notes receivable for participant loans per the financial statements	$49,523,765	$48,198,044
Less: Certain cumulative deemed distributions of participant loans	(752,605)	(755,079)

Participant loans per Form 5500	$48,771,160	$47,442,965

Benefits paid to participants per the financial statements	$429,585,288
Less: Prior period active loan defaults foreclosed	(139,079)

Total benefit payments per Form 5500	429,446,209
Add: Certain deemed distributions of participant loans per Form 5500	136,605

Total benefit payments and deemed distributions	$429,582,814

The following is a reconciliation of assets of the Custom Plan Investments per the Statements of Net Assets Available for Benefits to Form 5500 at December 31, 2017:

	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500

Per Financial Statements	$519,853,475	$245,198,313

Per Form 5500
Receivables other	$2,633,050	$38,890	$2,671,940
Interest-bearing cash	170,408	241,570	$411,978
Common stocks	469,196,027	239,511,973	$708,708,000
Registered investment companies	50,545,422	5,405,880	$55,951,302	*
Other liabilities	(2,691,432)	—	$(2,691,432)

Total	$519,853,475	$245,198,313

*	Consists of Registered Investment Companies related to Custom Plan Investments and does not include Registered Investment Companies per the Statements of Net Assets Available for Benefits related to all other investments for a total per Form 5500 of $634,699,214.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following is a reconciliation of a component of the Statements of Net Assets Available for Benefits per the financial statements to Form 5500 at December 31, 2017 due to the Prudential IncomeFlex investment options:

		Reallocation
					Prudential
			Prudential		IncomeFlex
		IncomeFlex Select			Target
	Per Financial	Aggressive	Conservative	Moderate	Balanced	Per
	Statements	Fund	Fund	Fund	Fund	Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/PGIM Fund	$212,318,396	$31,223,139	$12,257,614	$17,645,826	$17,523,454	$290,968,429
Prudential Retirement Real Estate Fund	173,347,256	—	—	—	—	173,347,256
QMA International Developed Markets Index Fund	276,528,436	14,570,798	1,320,050	4,313,424	6,571,295	303,304,003
QMA U.S. Broad Market Index Fund	1,161,204,837	58,283,191	5,280,203	17,253,695	19,713,886	1,261,735,812
Wells Capital International Bond Fund	33,138,572	—	—	—	—	33,138,572

	$1,856,537,497	$104,077,128	$18,857,867	$39,212,945	$43,808,635	$2,062,494,072

Prudential IncomeFlex Select
Aggressive Growth Fund	$104,077,128	$(104,077,128)	$—	$—	$—	$—
Conservative Growth Fund	18,857,867	—	(18,857,867)	—	—	—
Moderate Growth Fund	39,212,945	—	—	(39,212,945)	—	—

Prudential IncomeFlex Target Balanced Fund	43,808,635	—	—	—	(43,808,635)	—

	$205,956,575	$(104,077,128)	$(18,857,867)	$(39,212,945)	$(43,808,635)	$—

The following is a reconciliation of interest and dividend income per the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2017:

Interest and dividend income per the financial statements	$153,357,957
Add: Interest income on notes receivable from participants	1,691,739
Less: Dividends on registered investment company shares	(8,028,408)
Less: Master Trust dividends	(22,149,155)

Total interest per Form 5500	$124,872,133

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following is a reconciliation of net appreciation/(depreciation) of the Custom Plan Investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2017:

	Custom Plan Investments
	Alliance Bernstein Core Opportunities Fund	Delaware Small Cap Core Equity Fund	Total per Form 5500
Per Financial Statements	$107,191,351	$31,935,328

Per Form 5500
Dividends on common stock	$4,887,984	$2,611,047	$7,499,031
Dividends on registered investment company shares	502,634	55,524	$558,158	*
Net gain on sale of assets	29,226,108	4,718,574	$33,944,682
Unrealized appreciation of assets	74,045,889	25,693,937	$99,739,826
Investment advisory and management fees	(1,471,264)	(1,143,754)	$(2,615,018	)**

Total	$107,191,351	$31,935,328

*	Consists of Dividends on Registered Investment Company shares related to Custom Plan Investments and does not include Dividends on Registered Investment Company shares of $8,028,408 per the Reconciliation of Interest and Dividend Income related to all other investments for a total per Form 5500 of $8,586,566.
**	Consists of Investment advisory and management fees related to Custom Plan Investments and does not include Investment advisory and management fees related to all other investments for a total per Form 5500 of $2,616,363.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following is a reconciliation of a component of net appreciation/(depreciation) in fair value of investments included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2017 due to the Prudential IncomeFlex investment options:

		Reallocation
			Prudential		Prudential
		IncomeFlex Select			IncomeFlex
	Per Financial	Aggressive	Conservative	Moderate	Target	Per
	Statements	Fund	Fund	Fund	Balanced Fund	Form 5500
Insurance Company Separate Accounts
Core Bond Enhanced Index/ PGIM Fund	$5,891,578	$4,273,069	$986,847	$2,038,532	$1,802,851	$14,992,877
Prudential Retirement Real Estate Fund	13,575,270	—	—	—	—	13,575,270
QMA International Developed Markets Index Fund	50,995,612	1,994,099	106,276	498,308	676,069	54,270,364
QMA U.S. Broad Market Index Fund	216,181,466	7,976,395	425,103	1,993,232	2,028,208	228,604,404
Wells Capital International Bond Fund	4,960,635	—	—	—	—	4,960,635

	$291,604,561	$14,243,563	$1,518,226	$4,530,072	$4,507,128	$316,403,550

Prudential IncomeFlex Select
Aggressive Growth Fund	$14,243,563	$(14,243,563)	$—	$—	$—	$—
Conservative Growth Fund	1,518,226	—	(1,518,226)	—	—	—
Moderate Growth Fund	4,530,072	—	—	(4,530,072)	—	—

Prudential IncomeFlex Target Balanced Fund	4,507,128	—	—	—	(4,507,128)	—

	$24,798,989	$(14,243,563)	$(1,518,226)	$(4,530,072)	$(4,507,128)	$—

The following is a reconciliation of net appreciation of the Master Trust included in the Statement of Changes in Net Assets Available for Benefits to Form 5500 for the year ended December 31, 2017:

Net appreciation of Master Trust investment per the financial statements	$82,429,267
Add: Master Trust dividends	22,149,155

Net investment gain from Master Trust investment accounts per Form 5500	$104,578,422

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 Supplemental Information, Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 2017:

Net assets available for benefits per the financial statements	$8,738,820,762
Less: Notes receivable for participant loans per the financial statements	(49,523,765)
Add: Notes receivable for participant loans per Form 5500	48,771,160
Less: Receivables of Alliance Bernstein Core Opportunities Fund	(2,633,050)
Add: Liabilities of Alliance Bernstein Core Opportunities Fund	2,691,432
Less: Receivables of Delaware Small Cap Core Equity Fund	(38,890)

Total per the Schedule of Assets Held for Investment Purposes	$8,738,087,649

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and amend or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company matching contributions account.

9.	Employee Stock Ownership Plan (“ESOP”)

The ESOP portion of the Plan was established in accordance with sections 401(a), 4975(e)(7) of the IRC and section 407(d)(6) of ERISA. The ESOP invests primarily in qualifying employer securities in accordance with IRC section 4975(e)(8). An ESOP account is established for each participant in the Plan, and is invested in the PFI Common Stock Fund. To fund the ESOP, the recordkeeper, annually, transfers (“sweeps”) to the ESOP portion all of the participant’s fully vested amounts in the non-ESOP portion of the PFI Common Stock Fund. Participants may redirect the amounts credited to the ESOP account into any other investment option subject to certain limitations including, but not limited to, the provisions of the Company’s personal securities trading policy. Funds that are swept into the ESOP portion are treated the same as funds in the non-ESOP portion for purposes of distributions, reallocations, and transfers. Cash dividends are paid to the ESOP, and thereafter, either distributed to participants or reinvested into participants’ ESOP accounts. All participants have a choice of either reinvesting the cash dividends into the ESOP account or receiving cash on a yearly basis. Participants cannot contribute directly to the ESOP.

The trustee of the Plan purchases shares of PFI common stock on behalf of the PFI Common Stock Fund at fair value or by private purchase (including from an affiliate). Voting rights in shares of PFI common stock held by the Plan shall be exercised by the trustee in a timely manner and by the direction of the participants. Dividends and other income credited to the PFI Common Stock Fund are allocated to all participants with units in the PFI Common Stock Fund when such amounts are received by the Plan.

The Prudential Employee Savings Plan

Notes to Financial Statements

December 31, 2017 and 2016

10.	Tax Status

In response to the Company’s application dated January 29, 2016, the IRS issued a favorable determination letter dated April 20, 2017, confirming that the Plan, as amended and restated effective January 1, 2016, continues to satisfy the requirements for tax-qualified status under Section 401(a) of the IRC. The Plan had been amended and restated effective as of January 1, 2016, to incorporate previously adopted amendments, reflect plan design changes and comply with applicable law. The favorable determination letter also covers the most recent amendment to the Plan which was adopted on December 15, 2016. The Plan Administrator and the Company’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and no provision for income tax is necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

11.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

12.	Interest in Master Trust

A portion of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and other defined contribution plans sponsored by affiliated companies. The assets of the Master Trust are held by the “Trustee”. As of December 31, 2017 and 2016, the Plan’s interest in the net assets of the Master Trust was 100%.

13.	Subsequent Events

The Plan Administrator has evaluated events subsequent to December 31, 2017, and through June 12, 2018, the date the financial statements were available to be issued, and determined there have not been any events that occurred that require adjustments to these financial statements and there were no events or transactions that required disclosure other than the one listed below.

In 2018, the Plan was amended to provide for Discretionary Company Contributions to be made from time to time in a given Plan year to eligible participants. Pursuant to the amendment, in June 2018, each eligible Company employee, generally in administrative, business support and entry level professional roles, will receive a one-time Discretionary Company Contribution of $2,500 credited to the employee’s PESP account to supplement their retirement savings. The aggregate dollar amount of this contribution is approximately $9 million.

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2017	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party		Description of Investment	Cost		Current Value

*	PESP Fixed Rate Fund	Insurance Co. General Account	$3,588,345,462		$3,588,345,462

*	Core Bond Enhanced Index/PGIM Fund	Insurance Co. Pooled Separate Account	250,514,969		290,968,429
*	Prudential Retirement Real Estate Fund	Insurance Co. Pooled Separate Account	134,446,027		173,347,256
*	QMA International Developed Markets Index Fund	Insurance Co. Pooled Separate Account	232,682,309		303,304,003
*	QMA U.S. Broad Market Index Fund	Insurance Co. Pooled Separate Account	831,326,074		1,261,735,812
*	Wells Capital International Bond Fund	Insurance Co. Pooled Separate Account	32,255,796		33,138,572

		Sub-Total	1,481,225,175		2,062,494,072

	Jennison Opportunistic Equity Fund CIT	Common/Collective Trust	372,763,039		472,500,721
	Prudential High Yield Collective Investment Trust	Common/Collective Trust	94,291,481		107,263,607
	Wellington Trust Co. Diversified Inflation Hedges Fund	Common/Collective Trust	82,898,906		93,414,820
	Wellington Trust Co. International Opportunities Fund	Common/Collective Trust	143,441,348		177,004,332

		Sub-Total	693,394,774		850,183,480

	Vanguard Emerging Markets Stock Index Fund	Registered Investment Company	74,885,462		87,191,155
	Vanguard Intermediate-Term Government Bond Index Fund	Registered Investment Company	23,535,929		23,208,498
	Vanguard Short-Term Investment-Grade Fund	Registered Investment Company	4,266,976		4,239,982
	Vanguard Small-Cap Index Fund	Registered Investment Company	396,137,871		464,108,277

		Sub-Total	498,826,238		578,747,912

*	Prudential Financial, Inc. Common Stock Fund	Master Trust Investment Account	438,624,521	***	844,474,283

*	Participant Loans	3.25% - 5.25%**	—		48,771,160

	ALPHABET INC	Common Stock, shares: 20,756	14,384,962		21,719,078
	FACEBOOK INC-A	Common Stock, shares: 115,930	10,253,787		20,457,008
	BIOGEN IDEC INC	Common Stock, shares: 63,624	17,740,697		20,268,698
	TIME WARNER INC	Common Stock, shares: 221,323	19,612,320		20,244,415
	JP MORGAN CHASE & CO	Common Stock, shares: 155,160	9,770,852		16,592,810
	BERKSHIRE HATHAWAY INC	Common Stock, shares: 71,848	10,591,768		14,241,711
	NOBLE ENERGY	Common Stock, shares: 470,350	13,433,365		13,705,999
	WAL MART STORES INC	Common Stock, shares: 136,880	10,413,536		13,516,900
	CIGNA CORP	Common Stock, shares: 64,134	9,461,357		13,024,974
	RAYTHEON CO.	Common Stock, shares: 67,536	7,474,963		12,686,638
	AETNA	Common Stock, shares: 68,590	10,235,445		12,372,950
	INTL BUSINESS MACHINES	Common Stock, shares: 74,200	11,279,604		11,383,764
	ROSS STORES INC.	Common Stock, shares: 127,550	8,053,515		10,235,887
	LILLY ELI AND CO	Common Stock, shares: 119,780	9,862,587		10,116,619
	SCRIPPS NETWORKS	Common Stock, shares: 117,820	8,930,297		10,059,472
	NORTHERN TRUST	Common Stock, shares: 99,061	9,791,339		9,895,203

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2017	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

UNITED HEALTH GROUP INC	Common Stock, shares: 44,450	$5,444,005	$9,799,447
COGNIZANT TECHNOLOGY	Common Stock, shares: 134,381	8,584,395	9,543,739
COMCAST CORP	Common Stock, shares: 219,096	7,471,428	8,774,795
APPLE INC	Common Stock, shares: 50,062	5,706,216	8,471,992
STATE STREET CORP.	Common Stock, shares: 84,850	6,941,511	8,282,208
D.R. HORTON INC	Common Stock, shares: 161,730	4,562,743	8,259,551
CBRE GROUP INC	Common Stock, shares: 190,370	6,311,895	8,244,925
DISNEY WALT COMPANY	Common Stock, shares: 75,850	8,400,122	8,154,633
XILINX INC.	Common Stock, shares: 120,221	5,638,962	8,105,300
GILEAD SCIENCES	Common Stock, shares: 111,213	7,768,569	7,967,299
LOWE’S COMPANIES CO	Common Stock, shares: 83,900	6,967,661	7,797,666
VISA INC-CLASS A SHARES	Common Stock, shares: 63,408	4,803,703	7,229,780
COPART INC	Common Stock, shares: 162,400	5,274,741	7,014,056
EDWARDS LIFESCIENCES	Common Stock, shares: 61,778	5,384,010	6,962,998
ALEXION	Common Stock, shares: 53,690	5,926,455	6,420,787
TRACTOR SUPPLY	Common Stock, shares: 84,310	5,731,029	6,302,172
MASTERCARD INC	Common Stock, shares: 40,410	4,227,028	6,116,458
HOLOGIC INC	Common Stock, shares: 141,620	5,193,666	6,054,255
MARKETAXESS HOLDINGS	Common Stock, shares: 28,430	5,045,087	5,735,752
DOLBY LABORATORIES INC	Common Stock, shares: 91,010	4,509,036	5,642,620
TECHNIPFMC LTD	Common Stock, shares: 165,720	4,524,028	5,188,693
GOLDMAN SACHS GROUP	Common Stock, shares: 18,959	3,493,991	4,829,995
VALIDUS HOLDINGS LTD	Common Stock, shares: 101,260	4,556,108	4,751,119
VMWARE INCE CLASS A	Common Stock, shares: 37,300	2,844,703	4,674,436
ULTA BEAUTY INC	Common Stock, shares: 20,330	4,188,933	4,547,008
UNION PACIFIC CORP	Common Stock, shares: 33,570	3,441,473	4,501,737
COSTCO WHOLESALE	Common Stock, shares: 24,150	3,660,733	4,494,798
CHUBB LTD	Common Stock, shares: 29,846	3,190,466	4,361,396
HOME DEPOT INC.	Common Stock, shares: 22,013	2,571,885	4,172,124
ROPER INDS INC. NE	Common Stock, shares: 15,700	3,281,021	4,066,300
DRIL QUIP INC	Common Stock, shares: 85,160	3,924,017	4,062,132
ZOETIS INC	Common Stock, shares: 55,930	3,422,304	4,029,197
ALLEGION PLC	Common Stock, shares: 50,200	4,006,273	3,993,912
TRADE DESK INC	Common Stock, shares: 86,480	4,176,219	3,954,730
ALLSTATE CORP	Common Stock, shares: 36,340	2,285,102	3,805,161
CALLIDUS SOFTWARE INC	Common Stock, shares: 127,043	2,306,994	3,639,782
STEVEN MADDEN LTD.	Common Stock, shares: 77,690	3,079,463	3,628,123
OIL STATES INTERNATIONAL	Common Stock, shares: 128,079	3,117,868	3,624,636
GRUBHUB INC	Common Stock, shares: 47,637	1,668,382	3,420,337
NEENAH INC	Common Stock, shares: 37,158	2,456,731	3,368,373
CONTINENTAL BUILDING	Common Stock, shares: 118,198	2,499,369	3,327,274
NATIONAL-OILWELL INC.	Common Stock, shares: 91,630	3,184,330	3,300,513
GARMIN LTD	Common Stock, shares: 54,960	2,816,317	3,273,967
PROOFPOINT INC	Common Stock, shares: 34,794	2,291,743	3,090,055
AMETEK INC WI	Common Stock, shares: 42,600	2,285,778	3,087,222
VALMONT INDS INC.	Common Stock, shares: 18,170	2,896,542	3,013,494
BARNES GROUP	Common Stock, shares: 46,077	1,873,439	2,915,292

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2017	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

WNS HOLDINGS LTD	Common Stock, shares: 70,304	$2,138,157	$2,821,300
QUIDEL CORP	Common Stock, shares: 64,773	1,427,950	2,807,910
NORTHWESTERN CORP.	Common Stock, shares: 46,708	2,587,486	2,788,468
KADANT INC.	Common Stock, shares: 27,315	1,410,310	2,742,426
MGIC INVT CORP.	Common Stock, shares: 193,856	2,005,477	2,735,308
RAMCO GERSHENSON	Common Stock, shares: 185,246	2,830,242	2,728,674
MINERALS TECHNOLOGIES	Common Stock, shares: 39,369	2,439,264	2,710,556
SPIRE INC	Common Stock, shares: 35,275	2,290,139	2,650,916
MERIT MEDICAL SYSTEMS	Common Stock, shares: 59,011	1,477,117	2,549,275
WAGEWORKS INC	Common Stock, shares: 40,446	2,276,466	2,507,652
ESSENT GROUP LTD	Common Stock, shares: 57,579	1,420,368	2,500,080
FIRST INDUSTRIAL REALTY	Common Stock, shares: 79,332	2,191,299	2,496,578
QUAKER CHEMICAL CORP.	Common Stock, shares: 16,352	1,511,657	2,465,718
KITE REALTY GROUP TRUST	Common Stock, shares: 125,488	2,925,561	2,459,565
KAISER ALUMINUM	Common Stock, shares: 22,968	1,945,309	2,454,131
STIFEL FINANCIAL CORP	Common Stock, shares: 40,601	1,975,463	2,418,196
MAXLINEAR INC	Common Stock, shares: 90,990	1,347,894	2,403,956
TENNECO AUTOMOTIVE INC.	Common Stock, shares: 40,763	2,037,390	2,386,266
BOISE CASCADE CO	Common Stock, shares: 58,851	1,690,982	2,348,155
STERLING BANCORP/DE	Common Stock, shares: 95,183	1,403,884	2,341,502
PRIMERICA	Common Stock, shares: 22,965	945,699	2,332,096
ABM INDUSTRIES INC	Common Stock, shares: 61,704	2,178,826	2,327,475
WSFS FINANCIAL	Common Stock, shares: 48,584	1,775,207	2,324,744
EVERVORE INC	Common Stock, shares: 25,479	1,531,183	2,293,110
APPLIED INDUSTRIAL TECH	Common Stock, shares: 33,447	1,331,796	2,277,741
GRAMERCY PROPERTY	Common Stock, shares: 85,197	2,380,855	2,271,361
GREAT WESTERN BANCORP	Common Stock, shares: 56,843	1,702,414	2,262,351
CONMED CORP	Common Stock, shares: 44,286	2,326,334	2,257,257
KFORCE INC	Common Stock, shares: 89,388	2,184,254	2,257,047
CONVERGYS CORP	Common Stock, shares: 93,895	2,268,588	2,206,532
NETGEAR INC	Common Stock, shares: 37,445	1,496,747	2,199,894
GRANITE CONSTRUCTION	Common Stock, shares: 34,672	1,220,740	2,199,245
J & J SNACK FOODS CORP	Common Stock, shares: 14,468	1,683,060	2,196,676
HEALTHSOUTH CORP	Common Stock, shares: 44,385	1,839,178	2,193,063
EXLSERVICE HOLDINGS INC	Common Stock, shares: 36,116	1,404,736	2,179,601
SEMTECH CORP.	Common Stock, shares: 63,320	1,170,048	2,165,544
WORTHINGTON INDUS	Common Stock, shares: 49,109	1,433,657	2,163,743
CATALENT INC	Common Stock, shares: 52,656	1,570,629	2,163,108
HOPE BANCORP INC	Common Stock, shares: 117,650	1,906,335	2,147,112
COLUMBUS MCKINNON	Common Stock, shares: 53,146	1,181,648	2,124,777
KLX INC	Common Stock, shares: 31,008	1,165,373	2,116,296
US ECOLOGY INC	Common Stock, shares: 41,281	1,949,995	2,105,331
SRC ENERGY INC	Common Stock, shares: 246,796	1,843,294	2,105,170
UMPQUA HOLDINGS	Common Stock, shares: 100,972	1,464,624	2,100,218
TETRA TECHNOLOGIES	Common Stock, shares: 43,501	1,210,394	2,094,573
CRYOLIFE INC	Common Stock, shares: 109,074	1,398,297	2,088,767
CATERPILLAR INC	Common Stock, shares: 13,210	1,331,017	2,081,632

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2017	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

CARRIZO OIL & GAS INC	Common Stock, shares: 97,721	$2,775,951	$2,079,503
J2 GLOBAL	Common Stock, shares: 27,696	2,039,310	2,078,031
LIGAND PHARMACEUTICALS	Common Stock, shares: 15,112	1,568,964	2,069,286
SOUTH JERSEY INDUS	Common Stock, shares: 66,208	1,949,057	2,067,676
AMBARELLA INC	Common Stock, shares: 35,110	1,511,085	2,062,712
PEBBLEBROOK HOTEL	Common Stock, shares: 55,413	1,849,065	2,059,701
INTERXION HOLDING NV	Common Stock, shares: 34,733	1,024,350	2,046,816
CLOVIS ONCOLOGY INC	Common Stock, shares: 30,006	2,081,518	2,040,408
CASELLA WASTE SYSTEMS	Common Stock, shares: 88,180	1,291,160	2,029,904
MYR GROUP INC	Common Stock, shares: 56,781	1,726,592	2,028,785
FIVE BELOW	Common Stock, shares: 30,271	1,245,526	2,007,573
KNIGHT SWIFT	Common Stock, shares: 45,131	1,468,979	1,973,127
LASALLE HOTEL	Common Stock, shares: 70,268	2,180,197	1,972,423
ON ASSIGNMENT	Common Stock, shares: 30,546	1,204,166	1,963,191
II-VI INC.	Common Stock, shares: 41,728	1,304,094	1,959,130
ANIXTER INTERNATIONAL	Common Stock, shares: 25,557	1,682,818	1,942,332
MACK CALI REALTY CORP.	Common Stock, shares: 89,445	2,218,084	1,928,434
FORTIVE CORPORATION	Common Stock, shares: 26,490	1,425,112	1,916,551
SELECTIVE INSURANCE	Common Stock, shares: 32,472	1,069,229	1,906,106
VANDA PHARMACEUTICALS	Common Stock, shares: 124,517	1,589,540	1,892,658
EXACT SCIENCES CORP	Common Stock, shares: 35,782	630,383	1,879,986
WRIGHT MEDICAL GROUP	Common Stock, shares: 84,214	1,888,811	1,869,551
ESCO TECHNOLOGIES INC.	Common Stock, shares: 30,976	1,146,652	1,866,304
REPLIGEN CORP	Common Stock, shares: 51,281	1,653,309	1,860,475
AAON INC	Common Stock, shares: 50,091	1,140,644	1,838,340
EASTGROUP PROPERTIES	Common Stock, shares: 20,711	1,250,877	1,830,438
PRESTIGE BRANDS	Common Stock, shares: 40,870	1,988,654	1,815,037
ATN INTERNATIONAL INC	Common Stock, shares: 32,036	2,193,980	1,770,309
ADAMAS	Common Stock, shares: 51,788	1,103,469	1,755,095
FEDERAL SIGNAL	Common Stock, shares: 83,686	1,256,552	1,681,252
Q2 HOLDINGS INC	Common Stock, shares: 45,174	1,422,743	1,664,662
INFINITY PPTY & CASUALTY	Common Stock, shares: 15,337	1,195,908	1,625,722
PLANTRONICS INC.	Common Stock, shares: 32,042	1,760,360	1,614,276
RETROPHIN INC	Common Stock, shares: 76,414	1,621,904	1,610,043
KEANE GROUP INC	Common Stock, shares: 84,163	1,439,845	1,599,939
FCB FINANCIAL HOLDINGS	Common Stock, shares: 31,453	1,464,972	1,597,812
MALIBU BOATS INC A	Common Stock, shares: 53,743	990,639	1,597,779
AMERICAN EQUITY	Common Stock, shares: 51,331	1,216,285	1,577,402
OLD NATL BANCORPIND	Common Stock, shares: 90,064	1,318,181	1,571,617
BROOKS AUTOMATION INC	Common Stock, shares: 65,787	1,035,266	1,569,020
CHEESECAKE FACTORY	Common Stock, shares: 32,116	1,773,511	1,547,349
JACK IN THE BOX	Common Stock, shares: 15,639	1,413,939	1,534,342
SILICON LABORATORIES	Common Stock, shares: 17,343	820,595	1,531,387
MEDICINES COMPANY	Common Stock, shares: 55,315	1,836,841	1,512,312
PAYCOM SOFTWARE INC	Common Stock, shares: 18,446	1,137,627	1,481,767
BELDEN CDT INC	Common Stock, shares: 18,833	1,400,012	1,453,343
UNITED BANKSHARES	Common Stock, shares: 40,886	1,384,085	1,420,789

The Prudential Employee Savings Plan
Schedule of Assets Held for Investment Purposes December 31, 2017	Supplemental Information Schedule I

Identity of Issue, Borrower Lessor or Similar Party	Description of Investment	Cost	Current Value

NAVIGANT CONSULTING CO.	Common Stock, shares: 72,743	$1,296,742	$1,411,942
CITY HOLDING CO	Common Stock, shares: 20,808	1,006,576	1,403,916
INDEPENDENT BANK CORP	Common Stock, shares: 19,867	979,465	1,387,710
FIRST BANCORP	Common Stock, shares: 38,453	1,146,689	1,357,775
MAINSOURCE FINANCIAL	Common Stock, shares: 36,230	1,194,878	1,315,511
COBIZ FINANCIAL INC	Common Stock, shares: 65,332	845,549	1,305,987
HOULIHAN LOKEY INC	Common Stock, shares: 28,545	622,456	1,296,799
INDEPENDENT BANK GROUP	Common Stock, shares: 18,933	1,157,883	1,279,871
BALCHEM CORP	Common Stock, shares: 15,089	937,320	1,216,173
FIRST INTERSTATE	Common Stock, shares: 30,180	1,116,441	1,208,709
MA-COM TECHNOLOGY	Common Stock, shares: 36,936	1,477,986	1,201,897
BRYN MAWR BANK CORP	Common Stock, shares: 26,360	790,051	1,165,112
CHUY’S HOLDINGS INC	Common Stock, shares: 39,432	1,159,626	1,106,068
DEL FRISCOS RESTAURANT	Common Stock, shares: 72,481	1,104,966	1,105,335
NUVASIVE INC	Common Stock, shares: 18,799	1,037,404	1,099,554
SUPERIOR ENERGY	Common Stock, shares: 88,715	1,304,839	854,325
ARMADA HOFFLER	Common Stock, shares: 54,383	773,704	844,568
FLUSHING FINANCIAL CORP.	Common Stock, shares: 30,617	645,152	841,967
UNITED FIRE GROUP INC	Common Stock, shares: 17,489	654,716	797,149
NATERA INC	Common Stock, shares: 86,260	815,448	775,477
PIONEER DRILLING	Common Stock, shares: 246,449	789,428	751,669
VENATOR MATERIALS PLC	Common Stock, shares: 32,241	664,731	713,171
US SILICA HOLDINGS INC	Common Stock, shares: 17,761	554,793	578,298
SPECTRUM	Common Stock, shares: 26,303	151,750	498,442
HAWAIIAN HOLDINGS INC	Common Stock, shares: 10,317	481,529	411,132
AMERICAN EAGLE	Common Stock, shares: 20,385	381,034	383,238
KEYW HOLDING CORP	Common Stock, shares: 62,488	603,608	366,805
SPARK THERAPEUTICS INC	Common Stock, shares: 4,925	257,459	253,244

	Sub-Total	563,097,275	708,708,000

Pru Core Ultra Short Bond Fund	Interest-bearing Cash	55,951,302	55,951,302
Alliance Bernstein Core Opportunities Fund - Short Term Account	Interest-bearing Cash	170,408	170,408
Delaware Small Cap Core Equity Fund - Short Term Account	Interest-bearing Cash	241,570	241,570

	Sub-Total	56,363,280	56,363,280

	Grand Total	$7,319,876,725	$8,738,087,649

*	Party-in-interest.
**	Represents range of annual interest rates on outstanding loans.
***	No cost was attributed to the PFI common stock that the Plan received as a result of demutualization. The value of the shares was credited to eligible participants’ accounts as units in Prudential Financial, Inc. Common Stock Fund on April 26, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Prudential Administrative Committee (or other persons who administer the Prudential Employee Savings Plan) has duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

THE PRUDENTIAL EMPLOYEE SAVINGS PLAN

By: /s/ Kevin Prue

Kevin Prue

Vice President, Human Resources

Chairperson of the Prudential Administrative Committee

Dated: June 15, 2018